Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following email was sent on July 25, 2018 to Marathon Petroleum Corporation employees.

Subject:	MPC Executive Leadership

From:	Gary R. Heminger

Since MPC and Andeavor announced the strategic combination of our two strong, complementary companies, we have been working closely on an integration plan, including selection of the talented executives who will lead our company. It gives me great pleasure to announce that we have selected the leadership team that will be in place when our companies join forces to form the premier U.S. refining, marketing and midstream company.

This team, comprised of seven executives from MPC and three from Andeavor, represents an executive leadership team with unparalleled business acumen, a deep respect for our talented employees, and a steadfast commitment to our core values - health, safety and environmental stewardship, integrity, diversity and inclusion, respect and corporate citizenship.

Future announcements will provide additional information on the organizations of the Executive Leadership team. Both Andeavor and MPC are successful companies with excellent track records, and we will continue to leverage our knowledgeable, skilled leaders across the enterprise.

I understand that leadership changes can be exciting, and also can raise questions. Our integration workstream teams are working hard to ensure that as soon as this transaction closes, we will have a clear view of our positions and responsibilities. Through the integration planning process being conducted with our Andeavor counterparts, we continue to evaluate the options for where these positions and functions will be located. We are committed to continued transparency, and will provide additional information as it becomes available.

Please keep in mind that until the transaction closes, we continue to operate as separate companies, and the leadership structures of our companies remain unchanged. I would encourage you to check the integration web page for the latest updates, and if you have a question, send an email to the integration team.

We’re proud of the leadership team we have selected, and both Andeavor and MPC continue collaborating to identify the people who will help us achieve the great potential of our strategic combination.

This is an exciting time for both MPC and Andeavor. Your dedication to our critical work has made us the successful companies we are today and positioned us for a bright future. I thank you for your hard work and commitment to the success of the future Company.

Sincerely,
Gary R. Heminger
Chairman and CEO

Leadership Team after closing of strategic combination with Andeavor
The following appointments will be effective on the day of closing.

Gregory J. Goff, Executive Vice Chairman
Currently chairman, president and CEO of Andeavor, Mr. Goff will have responsibility for MPC’s information technology, commercial and business development, strategy and corporate affairs functions. Executives of those individual functions will be named at a later date. Please find Mr. Goff’s full biography here.

Donald C. Templin, President of Refining, Marketing and Supply
Currently president of MPC, Mr. Templin will have responsibility for refining, crude and feedstock supply, product distribution, marketing, environment and safety, and supply chain. Executives of those individual functions will be named at a later date. Please find Mr. Templin’s full biography here.

Anthony R. Kenney, President of Speedway LLC
Currently President of Speedway LLC, Mr. Kenney will have responsibility for all company-owned and -operated convenience stores. Please find Mr. Kenney’s full biography here.

Michael J. Hennigan, President of MPLX LP
Mr. Hennigan is currently president of MPLX. Executives of individual functions reporting to Mr. Hennigan will be named at a later date. Please find Mr. Hennigan’s full biography here.

Timothy T. Griffith, Senior Vice President and Chief Financial Officer
Mr. Griffith, currently senior vice president and chief financial officer of MPC, will have responsibility for controller, audit, tax, treasurer, and budget and analysis. Executives of those individual functions will be named at a later date. Please find Mr. Griffith’s full biography here

Suzanne Gagle, General Counsel
Ms. Gagle is currently general counsel of MPC. Please find Ms. Gagle’s full biography here.

Fiona C. Laird, Chief Human Resources Officer
Ms. Laird is currently chief human resources officer of Andeavor. Please find Ms. Laird’s full biography here.

David R. Sauber, Senior Vice President of Labor Relations, Operations, Health and Administrative Services
Mr. Sauber is currently senior vice president of Human Resources, Health and Administrative Services for MPC. In his new position, he will report to Fiona C. Laird, Chief Human Resources Officer. Please find Mr. Sauber’s full biography here.

Kristina A. Kazarian, Vice President of Investor Relations
Ms. Kazarian is currently vice president of Investor Relations for MPC. Please find Ms. Kazarian’s full biography here.

Don J. Sorensen, President of Andeavor Logistics
Mr. Sorensen is currently senior vice president of Andeavor Logistics, a midstream master limited partnership. Please find Mr. Sorensen’s full biography here.

This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,”

“would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, MPC filed an amendment to the registration statement on Form S-4 with the SEC on July 20, 2018 that includes a preliminary proxy statement of MPC and ANDV. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210.626.4757.
Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.